UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Boyd Gaming Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

103304

(CUSIP Number)

Michael J. Gaughan

Coast Casinos, Inc.

4500 West Tropicana Avenue

Las Vegas, Nevada 89103

(702) 365-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2006; August 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

1.	Name of Reporting Person I.R.S. Identification No. of above person

Michael J. Gaughan
2.	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds*

PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power

500,000
8. Shared Voting Power

0
9. Sole Dispositive Power

500,000
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

500,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

0.6%[1]
14.	Type of Reporting Person

IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT.

[1]	Based on 89,527,328 shares of the Issuer’s common stock outstanding on May 1, 2006 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission for the period ending March 31, 2006, less the 3,447,501 shares of the Issuer’s common stock that were purchased and retired by the Issuer on the date hereof as described in Item 4 herein.

Item 1 - Security and Issuer

This Schedule 13D relates to the common stock of Boyd Gaming Corporation (“Boyd Gaming”), whose principal executive offices are located at 2950 Industrial Road, Las Vegas, Nevada 89109.

Item 2 - Identity and Background

(a)	Michael J. Gaughan

(b)	4500 West Tropicana Avenue Las Vegas, Nevada 89103

(c)	Chief Executive Officer
Coast Casinos, Inc., a wholly-owned subsidiary of Boyd Gaming 4500 West Tropicana Avenue Las Vegas, Nevada 89103

(d)-(e)	None

(f)	United States.

Item 3 - Source and Amount of Funds or Other Consideration

Pursuant to that certain Agreement and Plan of Merger, dated as of February 6, 2004 and as amended (the “Merger Agreement”), by and among Boyd Gaming, BGC, Inc. and Coast Casinos, Inc. (“Old Coast Casinos”), 453,928.97 shares of Old Coast Casinos common stock owned by Mr. Gaughan were converted into 14,890,005 shares of Boyd Gaming common stock in connection with the merger (the “Merger”) of Old Coast Casinos with and into BGC, Inc. The description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is included as Exhibit 1 and is incorporated herein by reference.

On December 8, 2004 Boyd Gaming granted to Mr. Gaughan options to purchase 150,000 shares of common stock at an exercise price of $36.76 per share, of which options with respect to 50,000 shares vested on December 5, 2005. On October 19, 2005, Boyd Gaming granted Mr. Gaughan options to purchase 115,000 shares of common stock at an exercise price of $39.96 per share.

Pursuant to that certain Stock Purchase Agreement, dated as of July 25, 2006 (the “Stock Purchase Agreement”), between Mr. Gaughan and Franklin Toti, Mr. Gaughan acquired 1,000,000 shares of Boyd Gaming common stock from Mr. Toti for an aggregate consideration of $36,490,000. The aggregate consideration was comprised of $18,245,000 in cash and an unsecured promissory note payable by Mr. Gaughan to Mr. Toti with a principal amount of $18,245,000. The description of the Stock Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement, which is included as Exhibit 3 and is incorporated herein by reference.

Item 4 - Purpose of Transaction

Mr. Gaughan acquired shares of Boyd Gaming common stock in connection with the Merger. Pursuant to the Merger Agreement, Boyd Gaming agreed to expand its Board of Directors and appointed Mr. Gaughan and one of his designees to serve on the Board of Directors of Boyd Gaming. A second designee of Mr. Gaughan, Peter M. Thomas, a former director of Old Coast Casinos, was elected to the Board of Directors of Boyd Gaming on April 30, 2004. The description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is included as Exhibit 1 and is incorporated herein by reference. As a Director of Boyd Gaming, Mr. Gaughan is involved in the formulation, determination and direction of basic business decisions and policies of Boyd Gaming.

On April 11, 2006, Mr. Gaughan made a bona-fide gift of 100,000 shares of Boyd Gaming common stock.

On July 25, 2006, Mr. Gaughan entered into a Unit Purchase Agreement, as amended (the “Purchase Agreement”), with Boyd Gaming, Coast Hotels and Casinos, Inc. (“Coast”) and Silverado South Strip, LLC (“Coast Subsidiary”) in connection with the proposed sale of the South Coast Hotel and Casino (the “South Coast”) to Mr. Gaughan. Pursuant to the terms of the Purchase Agreement, Boyd Gaming has agreed to sell all of the membership units of Coast Subsidiary to Mr. Gaughan in exchange for (1) the net proceeds in the amount of $384,696,636.90 from the consummation of the public offering of shares of Boyd Gaming common stock described below and (2) application of the $111,990,001.50 principal amount of a note issued by Boyd Gaming to Mr. Gaughan pursuant to the share repurchase by Boyd Gaming described below. The description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, which is included as Exhibit 4 and is incorporated herein by reference.

On August 1, 2006, Mr. Gaughan entered into a Underwriting Agreement (the “Underwriting Agreement”) with Boyd Gaming and the underwriters named therein (the “Underwriters”) in connection with the sale of certain of Mr. Gaughan’s shares of Boyd Gaming. Pursuant to the Underwriting Agreement, Mr. Gaughan sold 11,842,504 shares of common stock of Boyd Gaming to the Underwriters on August 7, 2006 for $384,696,636.90. In addition, Mr. Gaughan granted the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 500,000 shares of Mr. Gaughan’s common stock (the “Over-Allotment Share”). The description of Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, which is included as Exhibit 5 and is incorporated herein by reference.

On August 1, 2006, Mr. Gaughan entered into a Stock Purchase Agreement with Boyd Gaming (“Boyd Stock Purchase Agreement”) pursuant to which Boyd Gaming purchased 3,447,501 shares of Boyd Gaming common stock owned by Mr. Gaughan on August 7, 2006 for $111,990,001.50. In addition, Boyd Gaming has agreed to purchase all Over-Allotment Shares not purchased by the Underwriters pursuant to the Underwriting Agreement. The description of the Boyd Stock Purchase Agreement is qualified in its entirety by reference to the Boyd Stock Purchase Agreement, which is included as Exhibit 6 and is incorporated herein by reference.

On August 4, 2006, Mr. Gaughan surrendered for cancellation to Boyd Gaming options to purchase 265,000 shares of Boyd Gaming common stock.

Pursuant to the terms of the Purchase Agreement, Mr. Gaughan has agreed to resign as a Director of Boyd Gaming, and his positions with affiliates of Boyd Gaming, on or before September 6, 2006. However, Mr. Gaughan will remain the chief executive officer of the South Coast pursuant to the terms of the Purchase Agreement.

Item 5 - Interest in Securities of the Issuer

(a) Mr. Gaughan beneficially owns an aggregate of 500,000 shares of Boyd Gaming common stock. Such amount represents approximately 0.56% of the issued and outstanding Boyd Gaming common stock.

(b) Mr. Gaughan has sole voting power and sole dispositive power with respect to the shares of Boyd Gaming common stock described herein.

(c) During the last 60 days, Mr. Gaughan has effected the following transactions in shares of Boyd Gaming common stock:

Date	Type of Transaction	No. of Shares	Price
July 25, 2006	Purchase of Shares of Boyd Gaming Common Stock Pursuant to Stock Purchase Agreement	1,000,000	$36,490,000
August 7, 2006	Sale of shares of Boyd Gaming Common Stock Pursuant to Underwriting Agreement	11,842,504	$384,696,636.90
August 7, 2006	Sale of shares of Boyd Gaming Common Stock Pursuant to the Boyd Stock Purchase Agreement	3,447,501	$111,990,001.50

(d)-(e) Not applicable.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Gaughan entered into a Stockholders Agreement, dated July 1, 2004 (the “Stockholders Agreement”), with Boyd Gaming, William S. Boyd and Franklin Toti, pursuant to which Mr. Gaughan has agreed to not, directly or indirectly, offer, transfer, sell, assign, pledge, hypothecate or otherwise dispose of any shares of Boyd Gaming common stock received in the Merger, or solicit any offers to purchase or otherwise solicit any offers to either acquire or take a pledge of any shares of Boyd Gaming common stock received in the Merger, other than with respect to certain permitted pledges made by Mr. Gaughan to a commercial bank, broker or other financial institution as collateral for borrowed money or to certain permitted transferees, without first effecting a right of first offer to Boyd Gaming and William S. Boyd. The description of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, which is included as Exhibit 2 and is incorporated herein by reference.

The description of the Merger Agreement contained in Items 3 and 4 is incorporated herein by reference.

The description of the Stock Purchase Agreement contained in Items 3 and 4 is incorporated herein by reference.

The description of the Purchase Agreement contained in Items 3 and 4 is incorporated herein by reference.

The description of the Underwriting Agreement contained in Item 4 is incorporated herein by reference.

The description of the Boyd Stock Purchase Agreement contained in Item 4 is incorporated herein by reference.

Item 7 - Material to be Filed as Exhibits

Exhibit	Description
1.	Agreement and Plan of Merger, dated as of February 6, 2004, as amended, among Boyd Gaming Corporation, BGC, Inc. and Coast Casinos, Inc.*

2.	Stockholders Agreement, dated as of July 1, 2004, among Boyd Gaming Corporation, William S. Boyd, Michael J. Gaughan and Franklin Toti**

3.	Stock Purchase Agreement, dated as of July 25, 2006, between Michael J. Gaughan and Franklin Toti

4.	Unit Purchase Agreement dated as of July 25, 2006 among Boyd Gaming Corporation, Coast Hotels and Casinos, Inc., Silverado South Strip, LLC and Michael J. Gaughan

5.	Underwriting Agreement dated August 1, 2006 among Michael J. Gaughan, Boyd Gaming Corporation, and the Underwriters named therein.***

6.	Stock Purchase Agreement dated August 1, 2006 between Michael J. Gaughan and Boyd Gaming Corporation.

*	Incorporated by reference to Annex A of the joint proxy statement/prospectus contained in Amendment No. 1 to Form S-4 Registration Statement (Registration No. 333-113440) of Boyd Gaming Corporation filed March 29, 2004.
**	Incorporated by reference to Exhibit No. 2 to Schedule 13D filed with the SEC on July 1, 2004.
***	Incorporated by reference to Exhibit No. 1.1 to Form 8-K of Boyd Gaming Corporation filed with the SEC on August 3, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2006	/s/ Michael J. Gaughan
Michael J. Gaughan

EXHIBIT INDEX

Exhibit	Description
1.	Agreement and Plan of Merger, dated as of February 6, 2004, as amended, among Boyd Gaming Corporation, BGC, Inc. and Coast Casinos, Inc.*

2.	Stockholders Agreement, dated as of July 1, 2004, among Boyd Gaming Corporation, William S. Boyd, Michael J. Gaughan and Franklin Toti**

3.	Stock Purchase Agreement, dated as of July 25, 2006, between Michael J. Gaughan and Franklin Toti

4.	Unit Purchase Agreement dated as of July 25, 2006 among Boyd Gaming Corporation, Coast Hotels and Casinos, Inc., Silverado South Strip, LLC and Michael J. Gaughan

5.	Underwriting Agreement dated August 1, 2006 among Michael J. Gaughan, Boyd Gaming Corporation, and the Underwriters named therein.***

6.	Stock Purchase Agreement dated August 1, 2006 between Michael J. Gaughan and Boyd Gaming Corporation.

*	Incorporated by reference to Annex A of the joint proxy statement/prospectus contained in Amendment No. 1 to Form S-4 Registration Statement (Registration No. 333-113440) of Boyd Gaming Corporation filed March 29, 2004.
**	Incorporated by reference to Exhibit No. 2 to Schedule 13D filed with the SEC on July 1, 2004.
***	Incorporated by reference to Exhibit No. 1.1 to Form 8-K of Boyd Gaming Corporation filed with the SEC on August 3, 2006.